Exhibit 99.2

CRESCO LABS INC.

NOTICE OF ANNUAL AND SPECIAL MEETING

AND

MANAGEMENT INFORMATION CIRCULAR

WITH RESPECT TO

THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF

CRESCO LABS INC.

TO BE HELD ON JUNE 30, 2021

DATED JUNE 2, 2021

CRESCO LABS INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON JUNE 30, 2021

NOTICE IS HEREBY GIVEN that the annual and special meeting (the “Meeting”) of the holders (the “Shareholders”) of Subordinate Voting Shares, Proportionate Voting Shares, Super Voting Shares and Special Subordinate Voting Shares (collectively, the “Voting Shares”) of Cresco Labs Inc. (“Cresco” or the “Corporation”) will be held at 10:00 a.m. (Central Daylight Time) on June 30, 2021 and will be a virtual meeting conducted via live audio webcast. The Meeting will be held for the following purposes:

1.	to receive and consider the Corporation’s financial statements for the years ended December 31, 2020 and 2019, together with the auditor’s report thereon (collectively, the “Financial Statements”);

2.	to set the number of directors of the Corporation at eleven;

3.	to elect the directors of the Corporation to serve until the next annual meeting of Shareholders or until their successors are elected or appointed;

4.	to appoint Marcum LLP as independent auditor of the Corporation to hold office until the next annual meeting of Shareholders and to authorize the directors to fix the remuneration thereof;

5.	to consider and, if deemed advisable, to pass a special resolution to amend the articles of the Corporation to vary the rights and restrictions attached to the Super Voting Shares; and

6.	to transact any other business as may properly be brought before the Meeting or any adjournment(s) or postponement thereof.

The details of all matters proposed to be put before the Shareholders at the Meeting are set forth in the management information circular accompanying this Notice of Annual and Special Meeting (the “Information Circular”).

The record date for determination of the Shareholders entitled to receive notice of and to vote at the Meeting is May 26, 2021 (the “Record Date”). All Shareholders of record as of the close of business on the Record Date are entitled to virtually attend, participate and vote at the Meeting or by proxy.

Due to the ongoing concerns related to the spread of the coronavirus (COVID-19) and in order to protect the health and safety of Shareholders, employees, other stakeholders and the community, the Corporation will hold the Meeting in a virtual, audio only, online format conducted by live webcast at https://web.lumiagm.com/288390273. The Corporation intends to utilize a virtual meeting for the Meeting in light of the ongoing COVID-19 pandemic and the government restrictions on social gatherings as a result thereof. The Corporation will consider whether to revert to physical in person meetings for future Shareholder meetings as circumstances permit.

A Shareholder who wishes to appoint a person other than the management nominees identified on the form of proxy or voting instruction form, to represent him, her or it at the Meeting may do so by inserting such person’s name in the blank space provided in the form of proxy or voting instruction form and following the instructions for submitting such form of proxy or voting instruction form. In order to be valid and acted upon at the Meeting, completed proxies or votes must be received by Odyssey Trust Company by 10:00 a.m. (Central Daylight Time) on June 28, 2021 or, in the case of any adjournment or postponement of the Meeting, at least 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the adjourned or postponed Meeting. A person appointed as proxyholder need not be a Shareholder. See the Information Circular for further instructions.

Shareholders should follow the instructions on the forms they receive and if they have any questions contact their intermediaries or Odyssey Trust Company, the Corporation’s transfer agent, toll free within North America at 1.800.517.4553, outside of North America at 1.587.885.0960 or by e-mail at proxy@odysseytrust.com.

Shareholders will not be able to attend the Meeting in person, but will have an opportunity to participate at the Meeting online regardless of their geographic location. Registered Shareholders and duly appointed proxyholders who attend the Meeting online will still have the opportunity to participate in the question and answer session and vote their common shares at the Meeting, provided that they follow the instructions in the accompanying Information Circular and remain connected to the internet at all times during the Meeting. Beneficial Shareholders who do not appoint themselves as their proxyholder in accordance with the instructions in this Information Circular and provided by their intermediary will be able to participate as guests at the Meeting. Guests will be able to listen to the proceedings of the Meeting but cannot vote. Shareholders who usually vote by proxy ahead of the Meeting will be able to do so in the same manner as previous Shareholder meetings.

This Information Circular will be available on Cresco’s website at www.investors.crescolabs.com as of June 3, 2021 and will remain on the website for one full year thereafter. This Notice, the Financial Statements, the form of proxy and the Information Circular will also be available on SEDAR at www.sedar.com.

DATED as of the 2nd day of June, 2021.

Yours truly,

(signed) “Thomas J. Manning”
/s/ Thomas J. Manning
Thomas J. Manning Executive Chairman of the Board

ii

CRESCO LABS INC.

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON JUNE 30, 2021

MANAGEMENT INFORMATION CIRCULAR

GENERAL

This management information circular (the “Circular”) is furnished to holders (“Shareholders”) of Subordinate Voting Shares, Proportionate Voting Shares, Super Voting Shares and Special Subordinate Voting Shares (collectively, the “Voting Shares”) of Cresco Labs Inc. (the “Corporation” or “Cresco”) in connection with the solicitation of proxies by the management of the Corporation for use at the annual and special meeting of Shareholders (the “Meeting”), and at any adjournment or postponement thereof, for the purposes set forth in the accompanying Notice of Annual and Special Meeting (the “Notice of Meeting”). In light of the unprecedented public health impact as a result of the outbreak of the novel coronavirus known as COVID-19, the Meeting will be held in a virtual, audio only, online format conducted via live webcast online at: https://web.lumiagm.com/288390273. The Corporation will consider whether to revert to physical in person meeting for future Shareholders’ meetings as circumstances permit.

Shareholders will not be able to attend the Meeting in person, but will be able to participate online during the Meeting regardless of their geographic location. Registered Shareholders and duly appointed proxyholders who participate in the Meeting over the internet will still have the opportunity to participate in the question and answer session and vote at the Meeting. Beneficial Shareholders who do not appoint themselves as their proxyholder will not be able to vote at the Meeting, but will be able to attend the Meeting and observe proceedings as guests. See “Information Concerning Voting”.

The information contained herein is given as of June 2, 2021, except where otherwise indicated.

If you hold Voting Shares through a broker, investment dealer, bank, trust company, nominee or other intermediary (collectively, an “Intermediary”), you should contact your Intermediary for instructions and assistance in voting the Voting Shares that you beneficially own.

This solicitation is made on behalf of management of the Corporation. The costs incurred in the preparation of both the form of proxy and this Circular will be borne by the Corporation. In addition to the use of mail, proxies may be solicited by telephone or any form of electronic communication or by directors, officers and employees of the Corporation who will not be directly compensated therefor.

No person is authorized to give any information or to make any representation other than those contained in this Circular and, if given or made, such information or representation should not be relied upon as having been authorized by the Corporation. The delivery of this Circular shall not, under any circumstances, create an implication that there has not been any change in the information set forth herein since the date hereof.

Please read this Circular carefully to obtain information about how you may participate at the Meeting either in person or through the use of proxies.

INFORMATION CONCERNING VOTING

Where and When the Meeting Will Be Held

The Meeting will be held in a virtual, audio only, online format conducted via live webcast online at: https://web.lumiagm.com/288390273 on June 30, 2021 at 10:00 a.m. (Central Daylight Time) and at any adjournment(s) or postponement(s) thereof, for the purposes set forth in the accompanying Notice of Meeting.

How to Participate at the Meeting

The Corporation is holding the Meeting in virtual, audio only, online format conducted via live webcast as a result of the COVID-19 pandemic and the recommendations of federal, provincial, and municipal governments to mitigate risks to public health and safety. Shareholders will not be able to attend the Meeting in person but will be able to participate online, including by asking questions during the question and answer session and voting online, provided they follow the instructions herein.

•

Registered Shareholders and duly appointed proxyholders who participate by attending online will be able to listen to the proceedings of the Meeting, ask questions and vote during the specified times, provided they remain connected to the internet and follow the instructions.

•

If you are a Beneficial Shareholder and wish to vote online during the Meeting, you must duly appoint yourself as proxyholder. See “Proxy Related Information”. Beneficial Shareholders who have not duly appointed themselves as proxy holders may still attend the Meeting as guests, but will not be able to vote.

•	Guests, including Beneficial Shareholders who have not duly appointed themselves as proxyholder, will be able to login and listen to the proceedings of the Meeting but will not be able to vote.

•	Attendees can login to the Meeting by following the instructions below:

•	Login online at: https://web.lumiagm.com/288390273. The Corporation recommends that you log in at least one hour before the Meeting starts.

•	Click “Login” and then enter your Control Number (see below) and Password: “cresco2021” (case sensitive).

OR

•	Click “Guest” and then complete the online form to access the Meeting.

For Registered Shareholders: The Control Number to access the Meeting will be located on the form of proxy.

For duly appointed proxyholders: The Corporation’s transfer agent, Odyssey Trust Company (“Odyssey”), will provide you with a Control Number by email after the proxy voting deadline has passed provided that the proxyholder has been duly appointed and registered as described below.

If you attend the Meeting online, it is important to remain connected to the internet at all times in order to vote when balloting commences. It is your responsibility to ensure internet connectivity is maintained for the duration of the Meeting.

PROXY RELATED INFORMATION

Attendance and Voting

Only registered Shareholders, or the persons they appoint as their proxies, are permitted to attend, speak and vote on all matters that may properly be voted upon at the Meeting.

Beneficial Shareholders who have not duly appointed themselves as proxyholder will not be able to attend, participate or vote at the Meeting. This is because the Corporation and its transfer agent do not have a record of the Beneficial Shareholders of the Corporation, and, as a result, will have no knowledge of your shareholdings or entitlement to vote, unless you appoint yourself as proxyholder. If you are a Beneficial Shareholder and wish to vote at the Meeting, you have to appoint yourself as proxyholder, by inserting your own name in the space provided on the voting instruction form sent to you and must follow all of the applicable instructions provided by your Intermediary. See “Appointment of Third Party as Proxy.”

All references to Shareholders in this Circular and the accompanying form of proxy and Notice of Meeting are to Shareholders of record, unless specifically stated otherwise.

Appointment of Third Party as Proxy

The persons named in the enclosed form of proxy are officers and/or directors of the Corporation and each is a management designee (collectively, the “Management Designees”). Management Designees will vote IN FAVOUR of each of the matters specified in the Notice of Meeting and all other matters proposed by management at the Meeting. Each Shareholder submitting a proxy has the right to appoint a person, who need not be a Shareholder (a “third party proxyholder”), to represent, attend, participate or vote at the Meeting on such Shareholder’s behalf, other than the Management Designees. A Shareholder may exercise this right by completing the steps set forth below and depositing the completed proxy to Odyssey prior to the Proxy Deadline.

The following applies to Shareholders who wish to appoint a person other than the Management Designees (including someone who is not a Shareholder) set forth in the form of proxy or voting instruction form as proxyholder, including Beneficial Shareholders who wish to appoint themselves as proxyholder to attend, participate or vote at the Meeting.

To appoint a third party proxyholder, insert such person’s name in the blank space provided in the form of proxy or voting instruction form (if permitted) and follow the instructions for submitting such form of proxy or voting instruction form. If you are a Beneficial Shareholder located in the United States, you must also provide Odyssey with a duly completed legal proxy if you wish to attend, participate or vote at the Meeting or, if permitted, appoint a third party as your proxyholder. See below under this section for additional details.

If you are a Beneficial Shareholder and wish to attend, participate or vote at the Meeting, you have to insert your own name in the space provided on the voting instruction form sent to you by your Intermediary and follow all of the applicable instructions provided by your Intermediary. By doing so, you are instructing your Intermediary to appoint you as proxyholder. It is important that you comply with the signature and return instructions provided by your Intermediary.

Register your proxyholder: To register a proxyholder, shareholders MUST send an email to cresco@odysseytrust.com by 10:00 a.m. (Central Daylight Time) on June 29, 2021 and provide Odyssey with the required proxyholder contact information, amount of shares appointed, name in which the shares are registered if they are a registered shareholder, or name of broker where the shares are held if a beneficial shareholder, so that Odyssey may provide the proxyholder with a Username via email. Without a Username, proxyholders will not be able to attend, participate or vote at the Meeting.

Legal Proxy – U.S. Beneficial Shareholders

If you are a Beneficial Shareholder located in the United States and wish to virtually attend, participate or vote at the Meeting or, if permitted, appoint a third party as your proxyholder, in addition to the steps described above and below, you must obtain a valid legal proxy from your Intermediary. Follow the instructions from your Intermediary included with the legal proxy form and the voting information form sent to you, or contact your Intermediary to request a legal proxy form or a legal proxy if you have not received one. After obtaining a valid legal proxy from your Intermediary, you must then submit such legal proxy to Odyssey prior to the Proxy Deadline.

Refusal of Proxy

The Corporation may refuse to recognize any instrument of proxy received later than the Proxy Deadline.

Revocability of Proxy

A Shareholder who has given a proxy has the power to revoke it at any time prior to the exercise thereof. In addition to revocation in any other manner permitted by law, a proxy may be revoked by:

(a)	signing a proxy with a later date and delivering it to the place noted above prior to the Proxy Deadline;

(b)

signing and dating a written notice of revocation and delivering it to Odyssey, or by transmitting a revocation by telephonic or electronic means, to Odyssey, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment of it, at which the proxy is to be used, or delivering a written notice of revocation and delivering it to the Chair of the Meeting prior to the commencement of the Meeting or any adjournment or postponement thereof; or

(c)	attending the Meeting or any adjournment or postponement of the Meeting and registering with the scrutineer as a Shareholder present.

Advice to Beneficial Holders of Voting Shares

The information in this section is of significant importance to many Shareholders, as a substantial number of Shareholders do not hold their Voting Shares in their own name. Shareholders who do not hold their Voting Shares in their own name, referred to in this Circular as “Beneficial Shareholders,” are advised that only proxies deposited by Shareholders whose names appear on the records of the Corporation as the registered holders of Voting Shares can be recognized and acted upon at the Meeting. If Voting Shares are listed in an account statement provided to a Shareholder by an Intermediary, then in almost all cases those Voting Shares will not be registered in the Shareholder’s name on the records of the Corporation. Such Voting Shares will more likely be registered under the name of CDS & Co. (the registration name for CDS is Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms).

Existing regulatory policy requires Intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. The various Intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Voting Shares are voted at the Meeting. The form of proxy supplied to a Beneficial Shareholder by its Intermediary (or the agent of the Intermediary) is substantially similar to the form of proxy provided directly to registered Shareholders by the Corporation. However, its purpose is limited to instructing the registered Shareholder (i.e., the Intermediary or agent of the Intermediary) how to vote on behalf of the Beneficial Shareholder. The vast majority of Intermediaries now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”) in Canada. Broadridge typically prepares a machine-readable voting instruction form, mails those forms to Beneficial Shareholders and asks Beneficial Shareholders to return the forms to Broadridge, or otherwise communicate voting instructions to Broadridge (by way of the internet or telephone, for example). Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. A Beneficial Shareholder who receives a Broadridge voting instruction form cannot use that form to vote Voting Shares directly at the Meeting. The voting instruction forms must be returned to Broadridge (or instructions respecting the voting of Voting Shares must otherwise be communicated to Broadridge) well in advance of the Meeting in order to have the Voting Shares voted. If you have any questions regarding the voting of Voting Shares held through an Intermediary, please contact that Intermediary for assistance.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting, Voting Shares registered in the name of an Intermediary, a Beneficial Shareholder may attend the Meeting as proxyholder for the registered Shareholder and vote the Voting Shares in that capacity. Beneficial Shareholders who wish to virtually attend the Meeting and indirectly vote their Voting Shares as proxyholder for the registered Shareholder, should enter their own names in the blank space on the form of proxy provided to them and return the same to their Intermediary (or the Intermediary’s agent) in accordance with the instructions provided by such Intermediary.

For purposes of applicable securities regulatory policies relating to the dissemination of proxy-related materials and other security holder materials and the request for voting instructions from Beneficial Shareholders, there are two categories of Beneficial Shareholders. Non-objecting Beneficial Shareholders (“NOBOs”) are Beneficial Shareholders who have advised their Intermediary that they do not object to their Intermediary disclosing ownership information to the Corporation, consisting of their name, address, e-mail address, securities holdings and preferred language of communication. Securities legislation restricts the use of that information to matters strictly relating to the affairs of the Corporation. Objecting Beneficial Shareholders (“OBOs”) are Beneficial Shareholders who have advised their Intermediary that they object to their Intermediary disclosing such ownership information to the Corporation. Cresco will not send its proxy-related materials directly to NOBOs under National Instrument 54-101. Cresco does not intend to pay for Intermediaries to forward the proxy-related materials and the voting instruction form to OBOs under National Instrument 54-101. In the case of an OBO, the OBO will not receive the materials unless the OBO’s Intermediary assumes the cost of delivery.

Exercise of Discretion with Respect to Proxies

The Voting Shares represented by the enclosed proxy will be voted or withheld from voting on any motion, by ballot or otherwise, in accordance with any indicated instructions contained in a proxy. In the absence of any such direction, such shares will be voted IN FAVOUR of each of the matters set forth in the Notice of Meeting and in this Circular and all other matters proposed by management at the Meeting.

If any amendment or variation to matters identified in the Notice of Meeting is proposed at the Meeting or any adjournment or postponement thereof, or if any other matters properly come before the Meeting or any adjournment or postponement thereof, the enclosed proxy confers discretionary authority to vote on such amendments or variations or such other matters according to the best judgment of the appointed proxyholder. As at the date of this Circular, the management of the Corporation is not aware of any amendments or variations or other matters to come before the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The authorized share capital of the Corporation consists of an unlimited number of Subordinate Voting Shares, of which 238,429,590 are issued and outstanding as of the date of this Circular, an unlimited number of Proportionate Voting Shares, of which 131,570 (which are convertible on a 1:200 basis into 26,313,988 Subordinate Voting Shares) are issued and outstanding as of the date of this Circular, an unlimited number of Super Voting Shares, of which 500,000 are issued and outstanding as of the date of this Circular, and an unlimited number of Special Subordinate Voting Shares, of which 63,868,296 (which are convertible on a 100,000:1 basis into 639 Subordinate Voting Shares) were issued and outstanding as of the date of this Circular.

Voting Rights

Each Subordinate Voting Share is entitled to one vote per Subordinate Voting Share, each Proportionate Voting Share is entitled to one vote in respect of each Subordinate Voting Share into which such Proportionate Voting Share could ultimately then be converted, which is currently equal to 200 votes per Proportionate Voting Share, each Super Voting Share is currently entitled to 2,000 votes per Super Voting Share and each Special Subordinate Voting Share is currently entitled to 0.00001 of a vote per Special Subordinate Voting Share on all matters upon which the holders of shares of the Corporation are entitled to vote, in each case as of the Record Date, and holders of Subordinate Voting Shares, Proportionate Voting Shares, Super Voting Shares and Special Subordinate Voting Shares will vote together on all matters subject to a vote of holders of each of those classes of shares as if they were one class of shares, except to the extent that a separate vote of holders as a separate class is required by law or provided by the articles of the Corporation.

As of the date of this Circular, the Subordinate Voting Shares represent approximately 18.9%, the Proportionate Voting Shares represent approximately 2.1%, the Super Voting Shares represent approximately 79.1%, and the Special Subordinate Voting Shares represent approximately 0.0001% of the voting rights attached to outstanding Voting Shares of the Corporation.

Restricted Securities

The Subordinate Voting Shares, Proportionate Voting Shares and Special Subordinate Voting Shares are “restricted securities” within the meaning of such term under applicable Canadian securities laws. In the event that a take-over bid is made for the Super Voting Shares, the holders of Subordinate Voting Shares and Special Subordinate Voting Shares will not be entitled to participate in such offer and may not tender their shares into any such offer, whether under the terms of the Subordinate Voting Shares or under any coattail trust or similar agreement. Notwithstanding this, any take-over bid for solely the Super Voting Shares is unlikely, given that by the terms of the investment agreement entered into by the Corporation and the holders of the Super Voting Shares in connection with the issuance of the Super Voting Shares to such holders, upon any sale of Super Voting Shares to an unrelated third party purchaser, such Super Voting Shares will be redeemed by the Corporation for their issue price. Additionally, holders of Subordinate Voting Shares are entitled to convert to Proportionate Voting Shares and tender to any take-over bid made solely to the holders of Proportionate Voting Shares. In the event that a take-over bid is made for the Subordinate Voting Shares, the holders of Special Subordinate Voting Shares will not be entitled to participate in such offer and may not tender their shares into any such offer, whether under the terms of the Special Subordinate Voting Shares or under any coattail trust or similar agreement, absent being permitted to convert such shares into Subordinate Voting Shares.

Record Date

The record date for the determination of Shareholders entitled to receive notice of and to vote at the Meeting or any adjournment or postponement thereof is May 26, 2021 (the “Record Date”). Accordingly, only Shareholders whose names have been entered in the register of Shareholders at the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting, or any adjournments or postponements thereof.

Principal Holders of Securities

To the best of the knowledge of the Corporation, based on publicly available filings, as of the Record Date, no person or company, owns, or controls or directs, directly or indirectly, Voting Shares carrying 10% or more of the voting rights attached to any class of Voting Shares of the Corporation, except for the following:

Name of Shareholder	Number and Percentage of Super Voting Shares Beneficially Owned, or Controlled or Directed, Directly or Indirectly	Number and Percentage of Proportionate Voting Shares Beneficially Owned, or Controlled or Directed, Directly or Indirectly(1)(2)(3)	Number and Percentage of Subordinate Voting Shares Beneficially Owned, or Controlled or Directed, Directly or Indirectly(2)	Number and Percentage of Special Subordinate Voting Shares Beneficially Owned, or Controlled or Directed, Directly or Indirectly(2)(4)	Percentage of Votes Attaching to All Outstanding Shares Beneficially Owned, or Controlled or Directed, Directly or Indirectly(5)
Charles Bachtell(6)	100,000 (20%)	4,363(5) (3.32%)	103,886 (<0.1%)	0 (0%)	15.9%
Joseph Caltabiano	100,000 (20%)	200 (0.15%)	2,780,000(7) (1.17%)	0 (0%)	16.0%
Brian McCormack	100,000 (20%)	0 (0%)	61,700 (<0.1%)	0 (0%)	15.8%
Robert M. Sampson	100,000 (20%)	4 (<0.1%)	0 (0%)	0 (0%)	15.8%
Dominic A. Sergi	100,000 (20%)	0 (0%)	0 (0%)	0 (0%)	15.8%

Notes:

(1)	Proportionate Voting Shares convert to Subordinate Voting Shares on a 1:200 basis.
(2)	On an issued and undiluted basis, not giving effect to the conversion or exercise of securities convertible, redeemable or exchangeable into such shares held by such person, as applicable.
(3)	Excludes holdings of units in Cresco Labs, LLC that are redeemable for Proportionate Voting Shares.
(4)	Special Subordinate Voting Shares convert to Subordinate Voting Shares on a 100,000:1 basis.
(5)

Total voting percentage is based on actual number of votes. The voting percentages differ from beneficial ownership percentages as the Corporation’s Super Voting Shares carry 2,000 votes per Super Voting Share, the Proportionate Voting Shares carry 200 votes per Proportionate Voting Share and the Special Subordinate Voting Shares carry 0.00001 of a vote per Special Subordinate Voting Share.

(6)	Owned indirectly through 82.1% ownership in CB2 Initiative LLC.
(7)	1,500,000 are owned indirectly through Better Odds, LLC, 640,000 are owned indirectly through Joseph A. Caltabiano Trust and 640,000 are owned indirectly through Lucy G. Caltabiano Trust.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No person who has been a director or executive officer of the Corporation at any time since the beginning of the last financial year, nor any proposed nominee for election as a director of the Corporation, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

MATTERS TO BE CONSIDERED AT THE MEETING

To the knowledge of the board of directors of the Corporation (the “Board”), the only matters to be brought before the Meeting are those matters set forth in the Notice of Meeting.

1.	Receiving the Financial Statements

The financial statements of the Corporation for the years ended December 31, 2020 and 2019, together with the auditor’s report thereon (the “Financial Statements”), have been mailed to the Corporation’s registered and Beneficial Shareholders who requested to receive them. The Financial Statements are also available on SEDAR at www.sedar.com. The Financial Statements of the Corporation for the years ended December 31, 2020 and 2019 will be placed before the Meeting.

2.	Number of Directors and Election of Directors

Nominees

At the Meeting, Shareholders will be asked to (i) fix the number of directors of the Corporation at eleven; and (ii) elect, on an individual basis, each of the eleven nominees of Cresco set forth in the table below (the “Cresco Nominees”) as directors of the Corporation to hold office until the next annual meeting of Shareholders or until their successors are duly elected or appointed pursuant to the articles of the Corporation, unless their offices are earlier vacated in accordance with the provisions of the Business Corporations Act (British Columbia) (“BCBCA”) or the Corporation’s articles. Each of the Cresco Nominees has consented to being named in this Circular and to serve as a director, if elected. The present term of office of each current director of the Corporation will expire at the Meeting.

The following table sets forth a brief background regarding the Cresco Nominees. The information contained herein is based upon information furnished by the respective nominees.

Name and Province or State and Country of Residence	Director Since	Principal Occupation for Past Five Years	Voting Shares Beneficially Owned, Controlled or Directed, Directly or Indirectly(1)
Charles Bachtell(2) Chicago, IL, United States	November 2018	Chief Executive Officer of the Corporation; formerly Executive Vice President and General Counsel of Guaranteed Rate, a residential mortgage company.	100,000 Super Voting Shares 103,886 Subordinate Voting Shares 4,363 Proportionate Voting Shares 13,102,342 Cresco Redeemable Units

Robert M. Sampson(3) Downers Grove, IL, United States	November 2018	Executive Vice President of CrossCountry Mortgage, Inc.; formerly Chief Operating Officer the Corporation, Chief Executive Officer of bemortgage and Chief Operating Officer of Guaranteed Rate, a residential mortgage company.	100,000 Super Voting Shares 100,000 Subordinate Voting Shares 4 Proportionate Voting Shares 13,001,049 Cresco Redeemable Units

Name and Province or State and Country of Residence	Director Since	Principal Occupation for Past Five Years	Voting Shares Beneficially Owned, Controlled or Directed, Directly or Indirectly(1)

John R. Walter(4) Naples, FL, United States	November 2018	Chairman and Chief Executive Officer of Ashlin Management Company, a consulting firm.	1,177 Proportionate Voting Shares

Gerald F. Corcoran(2)(5) Winnetka, IL, United States	November 2018	Chairman of the Board and Chief Executive Officer of R.J. O’Brien & Associates, LLC, a futures brokerage firm.	18,500 Subordiante Voting Shares 997,395 Cresco Redeemable Units

Thomas J. Manning(6) Evanston, IL, United States	November 2018	Executive Chairman of the Board of Directors of the Corporation; formerly Chairman and Chief Executive Officer of Dun and Bradstreet, a data and analytics company.	500 Proportionate Voting Shares

Randy D. Podolsky(3)(7) Lake Forest, IL, United States	December 2016	Managing Principal of Podolsky Circle CORFAC International (now, Colliers International), a real estate company.	814,387 Cresco Redeemable Units

Marc Lustig Vancouver, British Columbia, Canada	January 2020	Head of Capital Markets of the Corporation; Non-Executive Chairman of IM Cannabis Corp. since 2019; Founder, Chairman and Chief Executive Officer of CannaRoyalty Corp. (dba Origin House) since 2016; Head of Capital Markets at Dundee Capital Markets from 2012 to 2014.	63,868,296 Special Subordinate Voting Shares

Michele Roberts(8) New York City, NY, United States	June 2020	Executive Director of the National Basketball Players Association since 2014. Previously, Ms. Roberts was an attorney with Skadden, Arps, Slate, Meagher & Flom LLP.	—

Carol Vallone(2)(9) Manchester, MA, United States	July 2020	Chair of the Board of Trustees at McLean Hospital, member of the board of trustees at MGH Institute of Health Professions, member of the finance committee at Mass General Brigham, Board Member for the Bain Capital Double Impact portfolio company, Arosa, Advisory Director for Berkshire Partners, and an Advisory Board Member of the healthcare-focused venture growth firm, Longitude Capital; formerly Chief Executive Officer and member of the board of directors for Meteor Learning.	—

Tarik Brooks Los Angeles, CA, United States	April 2021	President of Combs Enterprises. Previously, Mr. Brooks was the Chief Operating Officer of Account Management and Trading at Bridgewater Associates, and Executive Vice President at RLJ Companies.	—

Sidney Dillard Chicago, IL, United States	May 2021	Partner and Head of the Corporate Investment Banking Division at Loop Capital. Ms. Dillard serves on Loop Capital’s Management Committee and Fairness and Valuation Committee.	—

Notes:

(1)

Information as to personal shareholdings is given to the Corporation’s knowledge based on publicly available sources and includes any units in Cresco Labs, LLC held by a Cresco Nominee that are redeemable for Proportionate Voting Shares (the “Cresco Redeemable Units”).

(2)	Member of the Executive Committee.
(3)	Member of the Audit Committee.
(4)	Chair of the Compensation Committee.
(5)	Chair of the Audit Committee.
(6)	Chair of the Executive Committee.

(7)	Member of the Nominating and Governance Committee.
(8)	Chair of the Nominating and Governance Committee.
(9)	Member of the Compensation Committee.

The enclosed form(s) of proxy allows the Shareholders to direct proxyholders to vote individually for each of the Cresco Nominees as a director of the Corporation. Unless otherwise directed, it is the intention of the persons named in the enclosed form of proxy to vote proxies IN FAVOUR of the election of each of the Cresco Nominees as directors of the Corporation.

Cease Trade Orders

To the knowledge of the Corporation, none of the Cresco Nominees (or any personal holding company of a Cresco Nominee) are, as at the date of this Circular, and have not been within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including the Corporation) that, while acting in that capacity, was the subject of a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, or after ceasing to be a director, chief executive officer or chief financial officer of the company, was the subject of a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, which resulted from an event that occurred while acting in such capacity.

Bankruptcies

To the knowledge of the Corporation, none of the Cresco Nominees (or any personal holding company of a Cresco Nominee) are, and have not within the past 10 years been, a director or executive officer of any company, including the Corporation, that, while acting in such capacity, or within a year of ceasing to act in such capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets or has, within the past 10 years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold any of the Cresco Nominees assets.

Penalties and Sanctions

To the knowledge of the Corporation, none of the Cresco Nominees (or any personal holding company of a Cresco Nominee) have been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority nor entered into a settlement agreement with a securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in deciding whether to vote for a proposed director.

3.	Appointment of Auditors

On June 29, 2020, the Corporation appointed Marcum LLP as independent auditors of the Corporation. At the Meeting, the Shareholders will be asked to reappoint Marcum LLP as independent auditors of the Corporation to serve until the close of the next annual meeting of Shareholders and to authorize the directors to fix their remuneration.

Unless otherwise directed to the contrary, it is the intention of the persons named in the enclosed form of proxy to vote proxies IN FAVOUR of the appointment of Marcum LLP as independent auditors of the Corporation at remuneration to be fixed by the Board. In order to be effective, the ordinary resolution must be approved by not less than a majority of the votes cast thereon by Shareholders who are present at the Meeting or by proxy.

4.	Adoption of Amendment to Articles

The Board proposes to amend the Corporation’s current articles (the “Existing Articles”) to vary the special rights and restrictions attached to the Super Voting Shares such that the amended articles (the “Amended Articles”) accommodate transfers of Super Voting Shares to directors of the Corporation.

Amendments in the Amended Articles

The Existing Articles limit the transfer of Super Voting Shares, all of which are currently held by the Corporation’s founders (the “Founders”), to immediate family members and certain related entities of the holder thereof. The Amended Articles amend the Existing Articles such that (i) Super Voting Shares may be transferred to directors of the Corporation with the prior written consent of the Corporation and (ii) the definition of “Triggering Event” accommodates such transfers. Substantially concurrently with the amendment of the articles, the Founders will amend the investment agreement, dated November 30, 2018, among the Founders, to permit the transfers of Super Voting Shares contemplated by the Amended Articles with the prior written consent of the Corporation.

The Board has determined that the proposed amendment to the articles of the Corporation is in the best interests of the Corporation as it allows the Corporation to consent to the transfer of Super Voting Shares from Founders who are no longer involved with the Corporation to current members of the Board who have an ongoing interest in the Corporation.

The foregoing is only a summary of the Amended Articles. Readers are encouraged to refer to Schedule “B” for Part 28 of the Amended Articles marked to show the proposed amendments (with double underline text denoting insertion and strike-through text denoting deletion).

The Board has determined that the proposed amendments are in the best interests of the Corporation and has submitted the Amended Articles to the Shareholders for their approval at the Meeting.

At the Meeting, Shareholders will be asked to consider, and if thought appropriate, to pass, with or without amendment, a special resolution as follows (the “Amendment Resolution”):

“IT IS RESOLVED as a special resolution that:

1.

The Corporation’s Existing Articles be altered by: (i) varying the special rights and restrictions attached to the Super Voting Shares in Part 28 of the Existing Articles to substantially the form set out in Schedule “B” to this Circular; and (ii) amending Part 28 of the Existing Articles by replacing it in its entirety with Part 28 substantially as set out in Schedule “B” to this Circular.

2.

The alterations made to the Existing Articles of the Corporation by this resolution will not take effect until the Notice of Articles of the Corporation has been altered to reflect the alterations made by this resolution.

3.

The board of directors of the Corporation is authorized in its absolute discretion, to determine whether or not to proceed with the foregoing resolution, without further approval, ratification or confirmation by the Shareholders.

4.

Subject to the deposit of this resolution at the Corporation’s records office, the solicitors for the Corporation are authorized and directed to electronically file the required Notice of Alteration with the Registrar of Companies.

5.

Any one director or officer of the Corporation is hereby authorized and directed to do all such acts and things and to execute and deliver all such documents, instruments and assurances as in the opinion of such director or officer may be necessary or desirable to give effect to the foregoing special resolution.”

Unless otherwise directed to the contrary, it is the intention of the persons named as proxyholders in the enclosed form of proxy to vote proxies IN FAVOUR of the Amendment Resolution adopting the Amended Articles. In order to be effective, the Amendment Resolution must be approved by not less than two-thirds of the votes cast thereon by Shareholders who are present at the Meeting or by proxy.

5.	Other Business

Management is not aware of any other matters to come before the Meeting, other than those set out in the Notice of Meeting. If other matters come before the Meeting, or if there are amendments or variations to the items of business, the Management Designees will have the discretion to vote as he or she sees fit.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Securities legislation requires the disclosure of compensation received by each “Named Executive Officer” of the Corporation for the two most recently completed financial years.

“Named Executive Officer” refers to each individual who, during any part of the most recently completed financial year, served as chief executive officer, each individual who, during any part of the most recently completed financial year, served as chief financial officer, and the most highly compensated executive officer, other than the chief executive officer and chief financial officer, at the end of the most recently completed financial year whose total compensation was more than $150,000 for that financial year. The Corporation currently has four Named Executive Officers.

Director and Named Executive Officer Compensation

The following table sets forth information concerning all compensation paid, payable, awarded, granted, given or otherwise provided, directly or indirectly, by the Corporation, or a subsidiary of the Corporation, to each Named Executive Officer and director, other than stock options and other compensation securities, for each of the two most recently completed financial years.

Table of compensation excluding compensation securities
Name and position	Year	Salary, consulting fee, retainer or commission ($US)		Bonus ($US)		Committee or meeting fees(1) ($US)		Value of perquisites ($US)			Value of all other compensation ($US)	Total compensation ($US)
Charles Bachtell Director and Chief Executive Officer(1)	2020 2019	$ $	450,000 350,000	$ $	87,500 275,000	$	— 50,000	$	— 1,200	(4)	— —	$ $	537,500 676,200
Ken Amann Former Chief Financial Officer(2)	2020 2019	$ $	274,995 250,000	$ $	31,250 125,000		— —	$	— 3,300		— —	$ $	306,245 378,300
Dennis Olis Chief Financial Officer(2)	2020		$201,515		—		—		$600		—		$201,515
David Ellis Former Chief Operating Officer(3)	2020 2019	$ $	291,667 200,000	$ $	59,375 87,500		— —		— —		— —	$ $	351,042 287,500

Notes:

(1)	All directors were paid US$50,000, payable quarterly in compensation for Board membership in each of 2020 and 2019.
(2)

Mr. Amann resigned from his position as Chief Financial Officer on June 30, 2020, and Mr. Olis was appointed as the Chief Financial Officer effective July 1, 2020. Mr. Amann remained in an advisory role throughout 2020 for transition purposes.

(3)	Mr. Ellis resigned from his position with the Corporation on March 26, 2021.
(4)	Relates to annual cell phone and auto allowances.

Stock Options and Other Compensation Securities

The following table sets forth certain information in respect of all compensation securities granted or issued to each Named Executive Officer and director by the Corporation or one of its subsidiaries in the financial year of the Corporation ended December 31, 2020 for services provided or to be provided, directly or indirectly, to the Corporation or any of its subsidiaries.

Compensation Securities(1)
Name and position	Type of compensation security(2)	Number of compensation securities, number of underlying securities, and percentage of class	Date of issue or grant	Issue, conversion or exercise price ($US)	Closing price of security or underlying security on date of grant ($CDN)	Closing price of security or underlying security at year end ($CDN)	Expiry date
Charles Bachtell Director and Chief Executive Officer	Options	1,500,000 Options exercisable for 1,500,000 Subordinate Voting Shares (0.6%)	May 20, 2020	$6.55	$4.56	$12.55	May 20, 2030
Thomas J. Manning Director and Executive Chairman	Options	2,000,000 Options exercisable for 2,000,000 Subordinate Voting Shares (0.8%)	May 29, 2020	$4.56	$6.77	$12.55	May 29, 2030
Dennis Olis Chief Financial Officer	Options	500,000 Options exercisable for 500,000 Subordinate Voting Shares (0.2%)	June 30, 2020	$4.11	$5.60	$12.55	June 30, 2030
Randy D. Podolsky Director	Options(3)	79,359 Options exercisable for 79,359 Subordinate Voting Shares (<0.1%)	54,825 on May 20, 2020 and 24,534 on December 16, 2020	$4.56 and $10.19, respectively	$6.34 and $13.00, respectively	$12.55	May 20, 2030 and December 16, 2030, respectively
John R. Walter Director	Options(3)	79,359 Options exercisable for 79,359 Subordinate Voting Shares (<0.1%)	54,825 on May 20, 2020 and 24,534 on December 16, 2020	$4.56 and $10.19, respectively	$6.34 and $13.00, respectively	$12.55	May 20, 2030 and December 16, 2030, respectively
Gerald F. Corcoran Director	Options(3)	79,359 Options exercisable for 79,359 Subordinate Voting Shares (<0.1%)	54,825 on May 20, 2020 and 24,534 on December 16, 2020	$4.56 and $10.19, respectively	$6.34 and $13.00, respectively	$12.55	May 20, 2030 and December 16, 2030, respectively
Robert M. Sampson Director	Options(3)	79,359 Options exercisable for 79,359 Subordinate Voting Shares (<0.1%)	54,825 on May 20, 2020 and 24,534 on December 16, 2020	$4.56 and $10.19, respectively	$6.34 and $13.00, respectively	$12.55	May 20, 2030 and December 16, 2030, respectively
Michele Roberts Director	Options(3)	62,432 Options exercisable for 62,432 Subordinate Voting Shares (<0.1%)	37,898 on June 29, 2020 and 24,534 on December 16, 2021	$4.56 and $10.19, respectively	$5.48 and $13.00, respectively	$12.55	June 29, 2030 and December 16, 2030, respectively

Compensation Securities(1)
Name and position	Type of compensation security(2)	Number of compensation securities, number of underlying securities, and percentage of class	Date of issue or grant	Issue, conversion or exercise price ($US)	Closing price of security or underlying security on date of grant ($CDN)	Closing price of security or underlying security at year end ($CDN)	Expiry date
Carol Vallone Director	Options(3)	46,078 Options exercisable for 46,078 Subordinate Voting Shares (<0.1%)	21,544 on July 30, 2020 and 24,534 on December 16, 2020	$5.39 and $10.19, respectively	$7.56 and $13.00, respectively	$12.55	July 30, 2030 and December 16, 2030, respectively
Dominic Sergi Former Director	Options(3)	79,359 Options exercisable for 79,359 Subordinate Voting Shares (<0.1%)	54,825 on May 20, 2020 and 24,534 on December 16, 2020	$4.56 and $10.19, respectively	$6.34 and $13.00, respectively	$12.55	May 20, 2030 and December 16, 2030, respectively
Brian McCormack Former Director	Options(3)	54,825 Options exercisable for 54,825 Subordinate Voting Shares (<0.1%)	May 20, 2020	$4.56	$6.34	$12.55	May 20, 2030
David Ellis Former Chief Operating Officer	Restricted Share Units(4)	59,880 restricted share units convertible into 59,880 Subordinate Voting Shares (<0.1%)	September 30, 2020	$6.00	$8.00	$12.55	N/A

Notes:

(1)

As of December 31, 2020, the Named Executive Officers and directors hold the following options and underlying securities: (i) Charles Bachtell: 1,500,000 Options to acquire 1,500,000 Subordinate Voting Shares; (ii) Dennis Olis: 500,000 Options to acquire 500,000 Subordinate Voting Shares; (iii) David Ellis: 59,880 restricted share units convertible into 59,880 Subordinate Voting Shares; (iv) Robert M. Sampson: 79,359 Options to acquire 79,359 Subordinate Voting Shares; (v) John R. Walter: 79,359 Options to acquire 79,359 Subordinate Voting Shares; (vi) Gerald F. Corcoran: 79,359 Options to acquire 79,359 Subordinate Voting Shares; (vii) Thomas J. Manning: 2,000,000 Options to acquire 2,000,000 Subordinate Voting Shares; (viii) Randy D. Podolsky: 79,359 Options to acquire 79,359 Subordinate Voting Shares; (ix) Michele Roberts: 62,432 Options to acquire 62,432 Subordinate Voting Shares; (xi) Carol Vallone: 46,078 Options to acquire 46,078 Subordinate Voting Shares; (xii) Dominic Sergi: 79,359 Options to acquire 79,359 Subordinate Voting Shares; and (xiii) Brian McCormack: 54,825 Options to acquire 54,825 Subordinate Voting Shares.

(2)	Represents all compensation securities issued pursuant to the Incentive Plan (as defined herein) to the individual in the financial year of the Corporation ended December 31, 2020.
(3)	Awards were fully vested as of the grant date.
(4)	Awards vest 1/3 on the date that is 6 months from the grant date, 1/3 on the date that is 18 months from the grant date, and 1/3 on the date that is 30 months from the grant date.

Exercise of Compensation Securities by Directors and Named Executive Officers
Name and position	Type of compensation security	Number of underlying securities exercised	Exercise price per security ($US)	Date of exercice	Closing price per security on date of exercise ($US)	Difference between exercise price and closing price on date of exercise ($US)	Total value on exercise date ($US)(1)
Carol Vallone Director	Options	2,000 Subordinate Voting Shares	$5.39	December 23, 2020	$10.09	$4.70	$9,400

Exercise of Compensation Securities by Directors and Named Executive Officers
Name and position	Type of compensation security	Number of underlying securities exercised	Exercise price per security ($US)	Date of exercice	Closing price per security on date of exercise ($US)	Difference between exercise price and closing price on date of exercise ($US)	Total value on exercise date ($US)(1)
Charles Bachtell Director and Chief Executive Officer	Options	100,000 Subordinate Voting Shares	$1.14	July 22, 2020	$5.29	$4.15	$415,000
Ken Amann Former Chief Financial Officer	Options	62,500 Subordinate Voting Shares	$2.25	January 1, 2020	$6.86	$4.61	$288,125

Notes:

(1)	Calculated by multiplying the number of underlying securities exercised by the difference between the exercise price and the closing price on the date of exercise.

Incentive Plans

2018 Long-term Incentive Plan

On November 29, 2018, the Board adopted a long-term incentive plan (the “Incentive Plan”) which was approved by the Shareholders at the special meeting of Shareholders on November 14, 2018. The Incentive Plan provides that the aggregate number of Subordinate Voting Shares reserved for issuance pursuant to awards granted under the Incentive Plan will be 10% of the number of Subordinate Voting Shares issued and outstanding, on a rolling basis, as may be adjusted from time to time, on a fully diluted and as-converted basis in accordance with the policies of the Canadian Securities Exchange. Awards that may be granted under the Incentive Plan include stock options, stock appreciation rights, stock awards, restricted stock units, performance shares, performance units and other stock-based awards (“Awards”).

The Incentive Plan was established to (i) promote the long-term financial interests and growth of Cresco by attracting and retaining management and other personnel and key service providers with the training, experience and ability to enable them to make a substantial contribution to the success of Cresco’s business, (ii) motivate management personnel by means of growth-related incentives to achieve long-range goals, and (iii) further the alignment of interests of participants in the Incentive Plan with those of the Shareholders of Cresco through opportunities for increased stock or stock-based ownership in Cresco.

The Incentive Plan is administered by the Compensation Committee and provides that Awards may be issued to (i) officers and employees of Cresco or any of its subsidiaries, (ii) members of the Board, and (iii) other individuals, including non-employee directors and consultants who provide bona fide services to or for Cresco or any of its subsidiaries, provided that such services are not in connection with the offer or sale of securities in a capital-raising transaction and do not directly or indirectly promote or maintain a market for Cresco’s securities. The Compensation Committee establishes the terms of all Awards consistent with the terms of the Incentive Plan, including vesting and maximum terms.

Oversight and Description of Director and Named Executive Officer Compensation

Cresco’s Compensation Committee is responsible for determining the compensation for the directors and the executive officers.

The Compensation Committee’s primary responsibilities include, among other things, assisting the Board with the selection, retention, adequacy and form of the compensation of senior management and the Board. The Compensation Committee has been tasked with establishing an executive compensation program, which includes equity compensation under the Incentive Plan, and the other elements of compensation described under the heading “Director and Named Executive Officer Compensation.”

Compensation Objectives and Principles

The primary goal of the Corporation’s executive compensation program is to attract, motivate and retain the key executives necessary for the Corporation’s long-term success, to encourage executives to further the development of the Corporation, and to align the interests of executives with the Corporation’s Shareholders. The key elements of the executive compensation program are: (i) base salary; and (ii) Awards granted under the Incentive Plan.

Compensation Process

The Corporation relies on its Compensation Committee, through discussion without any formal objectives, criteria or analysis, to determine the compensation of the Corporation’s executive officers. The Compensation Committee has not established formal criteria or goals that are tied to total compensation or any significant element of total compensation. The Board is ultimately responsible for all forms of compensation for the Corporation’s executive officers. The Board is responsible for reviewing the recommendations respecting compensation of other officers of the Corporation from time to time, to ensure such arrangements reflect the responsibilities and risks associated with each position. When determining compensation, the Compensation Committee considers a range of factors, including: (i) company performance and individual contributions against key performance indicators, and (ii) peer group benchmarking. The Compensation Committee annually reviews the applicability of the compensation peer group and adjusts the peer group, as necessary, to ensure it remains relevant and comparable with the ever-evolving size and scope of the Corporation’s operations.

CORPORATE GOVERNANCE DISCLOSURE

General

The Board views effective corporate governance as an essential element for the effective and efficient operation of the Corporation. The Corporation believes that effective corporate governance improves corporate performance and benefits all its Shareholders. The following statement of corporate governance practices sets out the Board’s review of the Corporation’s governance practices relative to National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201—Corporate Governance Guidelines.

Board of Directors

The Board, which is responsible for supervising the management of the business and affairs of the Corporation, is, as of the date of this Circular, comprised of eleven directors, seven of whom are independent as such term is defined in NI 58-101 and in National Instrument 52-110 – Audit Committees (“NI 52-110”). The independent directors are John R. Walter, Gerald F. Corcoran, Randy D. Podolsky, Michele Roberts, Carol Vallone, Tarik Brooks and Sidney Dillard. Charles Bachtell and Robert M. Sampson, the Chief Executive Officer and former Chief Operating Officer respectively, are not independent by virtue of them being members of the Corporation’s management within the past three years, and Marc Lustig is not independent by virtue of his role as an executive officer of Cresco’s subsidiary, Origin House. Thomas J. Manning is the Executive Chairman of the Corporation and as such, would not be considered independent.

The independent directors meet for in camera sessions without non-independent directors and members of management at the end of each regular Board meeting (unless such requirement is waived by the independent directors).

Directorships

Certain of the Cresco Nominees are currently directors or officers of other reporting issuers (or equivalent) in a jurisdiction or a foreign jurisdiction as follows:

Name	Name of Reporting Issuer	Name of Exchange or Market	Position	From
Thomas J. Manning	CommScope Holding Company, Inc.	NASDAQ	Director	2014
Marc Lustig	IM Cannabis Corp. (formerly Navasota Resources Inc.)	CSE	Non-Executive Chairman & Director	2019
	PharmaCeielo Ltd. (formerly, AAJ Capital 1 Corp.)	TSXV	Lead Director	2020
	Aequus Pharmaceuticals Inc.	TSXV	Director	2021

Orientation and Continuing Education of Board Members

The Board has not implemented a formal program for the orientation of new directors. It is expected that existing directors will orient and educate any new members on an informal basis. The Board has also not implemented a formal continuing education program for the directors; however, the Board and the Corporation’s management encourage directors to attend or participate in courses and seminars related to financial literacy, corporate governance and related matters. Each director has the responsibility for ensuring that he or she maintains the skill and knowledge necessary to meet his or her obligations as a director.

Ethical Business Conduct

The Board expects that the Corporation’s employees, officers, directors and representatives will act with honesty and integrity and will avoid any relationship or activity that might create, or appear to create, a conflict between their personal interest and the interests of the Corporation.

Nomination of Directors

The Board is responsible for nominating individuals for election to the Board by the Corporation’s Shareholders at each annual general meeting of Shareholders. The Board is also responsible for filling vacancies on the Board that may occur between annual general meetings of Shareholders. The Nominating and Governance Committee, in accordance with its charter, is responsible for identifying, reviewing, evaluating and recommending to the Board candidates to serve as directors.

Compensation of Directors and Officers

The Compensation Committee, in accordance with its charter, is responsible for reviewing on an annual basis the compensation and benefits paid to the directors and executive officers of the Corporation in light of market conditions and practice, and risks and responsibilities.

Other Board Committees

The Board has four standing committees: the Audit Committee, the Nominating and Governance Committee, the Compensation Committee and the Executive Committee.

Assessment of Directors, the Board and Board Committees

The Board monitors the strategic direction and processes of the Board and its committees to ensure that the Board, its committees, and individual directors are performing effectively. Additionally, each director is subject to an annual evaluation of his or her individual performance, and the collective performance of the Board and of each committee of the Board are subject to annual review.

AUDIT COMMITTEE

Pursuant to section 224(1) of the BCBCA and NI 52-110, the Corporation is required to have an Audit Committee comprised of not less than three directors, a majority of whom are not executive officers, control persons or employees of the Corporation or an affiliate of the Corporation. NI 52-110 requires the Corporation, as a venture issuer, to disclose annually in its management information circular certain information concerning the constitution of its Audit Committee and its relationship with its independent auditor, as set forth below.

Audit Committee Charter

The Audit Committee Charter is set forth in Schedule “A” attached hereto. The Audit Committee Charter provides that the Audit Committee must consist of at least three directors, a majority of whom must be “independent” and all of whom must be “financially literate” (as defined under NI 52-110).

Composition of the Audit Committee

Following the Meeting, the Audit Committee is expected to be comprised of:

Gerald F. Corcoran	Independent	Financially literate
Robert M. Sampson	Not Independent	Financially literate
Randy D. Podolsky	Independent	Financially literate

Relevant Education and Experience of Audit Committee Members

Gerald F. Corcoran

Gerald F. Corcoran has served as Chief Executive Officer of R.J. O’Brien & Associates, LLC (“RJO”) since 2000 and Chairman of the Board since 2007. Celebrating its Centennial in 2014, Chicago-based RJO is the nation’s oldest and largest independent futures brokerage firm and the last surviving founding member of the Chicago Mercantile Exchange (now CME Group). Mr. Corcoran joined RJO in 1987 as Chief Financial Officer and served in this capacity until 1992 when he was promoted to Chief Operating Officer. Prior to joining RJO, Mr. Corcoran served as the Controller of the Chicago Sun-Times, which at the time was the nation’s seventh largest daily newspaper. In July 2014, Mr. Corcoran was elected Chairman of the FIA (formerly Futures Industry Association), and he served in that position until March 2016. At that time, following the January merger of the organization with its European and Asian counterparts, he was elected Treasurer of the Board of Directors of the newly unified FIA, the leading trade organization for the futures, options and cleared swaps markets worldwide. Mr. Corcoran served in that role until March 2017. Mr. Corcoran serves on the FIA’s Executive Committee as well as its Americas Advisory Board. He has been a member of FIA’s Board of Directors since March 2008 and served as Vice Chairman from March 2013 until July 2014. Mr. Corcoran also serves on the Board of Directors and Executive Committee of the National Futures Association, the self-regulatory organization for the futures industry. Mr. Corcoran previously served on the Board of the Institute for Financial Markets and is a former member of the Risk Committee of CME Group Additionally, Mr. Corcoran is a Certified Public Accountant and a member of the American Institute of Certified Public Accountants and the Illinois CPA Society.

Robert M. Sampson

Prior to forming Cresco, Robert Sampson had more than 20 years of operating experience in large businesses, including 12 years in the heavily regulated mortgage industry, having served as Chief Operating Officer at Guaranteed Rate, the nation’s seventh largest retail mortgage bank. As the former Chief Operating Officer of Cresco Labs, Mr. Sampson oversaw the construction of two 40,000 square foot cement precast structures and one 30,000 square foot hybrid greenhouse structure and was responsible for all facility operations and systems, including the design and implementation of fertigation and irrigation systems, inventory control systems, compliance process procedures, audits, security, and IT. Mr. Sampson holds a Bachelor of Science degree in Business Administration and Finance and is currently Executive Vice President of CrossCountry Mortgage, Inc.

Randy D. Podolsky

Randy D. Podolsky has served the entrepreneurial, corporate, institutional and Not-For-Profit clients of Podolsky Circle CORFAC International (now, Colliers International) for over 40 years, and served as Managing Principal of the firm from 1986 to 2015. Now operating under the name of Riverwoods Development Partners, Mr. Podolsky provides personalized transaction and contract negotiation and advisory services to financial institutions, users, owners and Not-For-Profits for all facets of commercial real estate. Mr. Podolsky’s most recent project is developing Navy Pier Marina, a 100% transient marina at Navy Pier, Chicago. Mr. Podolsky served from 2012 to 2017 as a board member and chair of the Real Estate Committee of the Waukegan Port District, which owns and operates Waukegan Harbor & Marina, the Port of Waukegan and Waukegan National Airport. During his tenure, Mr. Podolsky has orchestrated the District’s bond refinance, increased the value of its real estate and derived income, spearheaded adoption of the Harbor Master Plan, and, most notably, negotiated the agreements for the District’s first marina use development by a private party in over four decades.

Audit Committee Oversight

During the year ended December 31, 2020, no recommendations of the Audit Committee to nominate or compensate an external auditor were adopted by the Board.

Reliance on Certain Exemptions

As an issuer listed on the Canadian Securities Exchange, the Corporation currently relies on the exemption set forth in Section 6.1 of NI 52-110 pertaining to reporting obligations under NI 52-110.

External Auditor Service Fees (By Category)

The aggregate fees billed by the Corporation’s external auditors in the years ended December 31, 2020 and 2019 are set out below:

Financial Year Ending	Audit Fees(1)		Audit-Related Fees(2)		Tax Fees	All Other Fees
December 31, 2020	US$	1,512,525	US$	61,800	—	—
December 31, 2019	US$	1,061,415	US$	66,435	—	—

Notes:

(1)

Audit Fees include fees for performance of the annual audit of the Corporation’s financial statements, reviews of quarterly financial statements, review of Annual Information Form, reviews of periodic reports and reviews of other documents required by legislation or regulation.

(2)	Audit-Related Fees include fees related to comfort letters, consents and reviews of securities filings.

EXECUTIVE COMMITTEE

The Executive Committee consists of Charles Bachtell, Gerald F. Corcoran, Thomas J. Manning and Carol Vallone, with Mr. Manning serving as chairman. The Executive Committee has been authorized to manage, or supervise the management, of the business and affairs of the Corporation other than matters that may not be delegated under section 19.1 of the Corporation’s articles and applicable corporate law.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth, as of December 31, 2020, information with respect to compensation plans under which equity securities of the Corporation are authorized for issuance.

Plan Category	Number of Subordinate Voting Shares to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of Subordinate Voting Shares remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders	23,481,042	US$4.07	11,542,492
Equity compensation plans not approved by security holders	—	—	—

Total	23,481,042	US$4.07	11,542,492

Notes:

The above disclosure is based on Subordinate Voting Shares issuable under the Incentive Plan equal to 10% of the number of issued and outstanding Subordinate Voting Shares on an “as converted” basis as at December 31, 2020, being 350,235,342 Subordinate Voting Shares, less 23,481,042 Subordinate Voting Shares issuable upon the exercise of Awards under the Incentive Plan as at December 31, 2020.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No current or former director, executive officer or employee of the Corporation, or any of the Cresco Nominees, or any of their respective associates or affiliates, is or has been at any time since the beginning of the last completed fiscal year, indebted to the Corporation or any of its subsidiaries nor has any such person been indebted to any other entity where such indebtedness is the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding, provided by the Corporation or any of its subsidiaries.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set forth herein, the Corporation is not aware of any material interest, direct or indirect, of any “informed person” of the Corporation, any proposed director of the Corporation or any associate or affiliate of any of the foregoing in any transaction since the commencement of the Corporation’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries.

For the purposes of the above, “informed person” means: (a) a director or executive officer of the Corporation; (b) a director or executive officer of a company that is itself an informed person or subsidiary of the Corporation; (c) any person or company who beneficially owns, directly or indirectly, voting securities of the Corporation or who exercises control or direction over voting securities of the Corporation or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities of the Corporation other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) the Corporation after having purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

There are potential conflicts of interest to which all of the directors and officers of the Corporation may be subject in connection with the operations of the Corporation. All of the directors and officers are engaged in and will continue to be engaged in corporations or businesses, including publicly traded corporations, which may be in competition with the search by the Corporation for businesses or assets. Accordingly, situations may arise where all of the directors and officers will be in direct competition with the Corporation. Conflicts, if any, will be subject to the procedures and remedies as provided under the BCBCA.

MANAGEMENT CONTRACTS

The Corporation has no management contracts or other arrangement in place where management functions are performed by a person or company other than the directors or executive officers of the Corporation.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available under the Corporation’s profile on the SEDAR website at www.sedar.com, including financial information which is provided in Cresco’s annual comparative Financial Statements for the years ended December 31, 2020 and 2019 and related management’s discussion and analysis. Copies of the Corporation’s Financial Statements and related management’s discussion and analysis are available on SEDAR at www.sedar.com. Shareholders may contact the Corporation at its registered office address at Suite 2500 Park Place, 666 Burrard Street, Vancouver, British Columbia, V6C 2X8 to request copies of the Corporation’s financial statements and management’s discussion and analysis.

SCHEDULE “A”

AUDIT COMMITTEE CHARTER

CRESCO LABS INC.

CHARTER OF THE AUDIT COMMITTEE

This charter (the “Charter”) sets forth the purpose, composition, responsibilities, duties, powers and authority of the Audit Committee (the “Committee”) of the directors (the “Board”) of Cresco Labs Inc. (“Cresco”).

1.0	PURPOSE

The purpose of the Committee is to assist the Board in fulfilling its oversight responsibilities with respect to:

(a)	financial reporting and disclosure requirements;

(b)	ensuring that an effective risk management and financial control framework has been implemented by the management of Cresco; and

(c)	external and internal audit processes.

2.0	COMPOSITION AND MEMBERSHIP

(a)

The members (collectively “Members” and individually a “Member”) of the Committee shall be appointed by the Board to serve one-year terms. The Board may remove a Member at any time and may fill any vacancy occurring on the Committee. A Member may resign at any time and a Member will cease to be a Member upon ceasing to be a director of Cresco.

(b)

The Committee will consist of at least three Members. Every Member must be a director of Cresco who is independent and financially literate to the extent required by (and subject to the exemptions and other provisions set out in) applicable laws, rules, regulations and stock exchange requirements (collectively “Applicable Laws”), it being understood that for such time as Cresco remains a “venture issuer” under Applicable Laws, a majority (rather than all) of the Members of the Committee is required to be “independent”. In this Charter, the terms “independent” and “financially literate” have the meanings ascribed to such terms in Applicable Laws and include the meanings given to similar terms in Applicable Laws to the extent such similar terms are used in this Charter and are applicable under Applicable Laws.

(c)

The chairman of the Committee (the “Chair”) will be appointed by the Board and confirmed by the Committee or appointed by the Committee from time to time and must have such accounting or related financial management expertise as the Board or Committee may determine in their business judgment is necessary. The Corporate Secretary of Cresco (the “Secretary”) will be the secretary of all meetings and will maintain minutes of all meetings, deliberations and proceedings of the Committee. In the absence of the Secretary at any meeting, the Committee will appoint another person who may, but need not, be a Member to be the secretary of that meeting.

3.0	MEETINGS

(a)

Meetings of the Committee will be held at such times and places as the Chair may determine, but in any event not less than four (4) times per year. Any Member or the auditor of Cresco may call a meeting of the Committee at any time upon not less than forty-eight (48) hours advance notice being given to each Member orally, by telephone, by facsimile or by email, unless all Members are present and waive notice, or if those absent waive notice before or after a meeting. Members may attend all meetings either in person or by conference call.

(b)

At the request of the external auditors of Cresco, the Chief Executive Officer or the Chief Financial Officer of Cresco or any Member will convene a meeting of the Committee. Any such request will set out in reasonable detail the business proposed to be conducted at the meeting so requested.

(c)

The Chair, if present, will act as the Chair of meetings of the Committee. If the Chair is not present at a meeting of the Committee, then the Members present may select one of their number to act as chairman of the meeting.

(d)

A majority of Members will constitute a quorum for a meeting of the Committee. Each Member will have one vote and decisions of the Committee will be made by an affirmative vote of the majority of Members present at the meeting at which the vote is taken. The Chair may cast a deciding vote in the case of a deadlock of votes. Actions of the Committee may also be taken by written resolution signed by all Members.

(e)

The Committee may invite from time to time such persons as the Committee considers appropriate to attend its meetings and to take part in the discussion and consideration of the affairs of the Committee, except to the extent the exclusion of certain persons is required pursuant to this Charter or by Applicable Laws. At each meeting, the Committee will meet in executive session (i) with only Members present, (ii) with only Members and Cresco’s external auditors present, and (iii) with only Members and management present.

(f)

In advance of every regular meeting of the Committee, the Chair, with the assistance of the Secretary, will prepare and distribute to the Members and others as deemed appropriate by the Chair, an agenda of matters to be addressed at the meeting together with appropriate briefing materials. The Committee may require officers and employees of Cresco to produce such information and reports as the Committee may deem appropriate in order to fulfill its duties.

4.0	DUTIES AND RESPONSIBILITIES

The duties and responsibilities of the Committee as they relate to the following matters, to the extent considered appropriate or desirable or required by Applicable Laws, are to:

4.1	Financial Reporting and Disclosure

(a)	oversee, review and discuss, as the Committee deems appropriate, with management and the external auditors, Cresco’s accounting practices and policies;

(b)

review the audited annual financial statements of Cresco, including the auditors’ report thereon, the management’s discussion and analysis of Cresco prepared in connection with the annual financial statements, financial reports of Cresco, guidance with respect to earnings per share, and any initial public release of financial information of Cresco through press release or otherwise, and report on the results of such review to the Board prior to approval and release to Cresco’s shareholders;

(c)

review the quarterly financial statements of Cresco including the management’s discussion and analysis prepared in connection with the quarterly financial statements, and report on the results of such review to the Board prior to approval and release to Cresco’s shareholders;

(d)

review and recommend to the Board for approval, where appropriate, financial information contained in any prospectuses, annual information forms, annual reports to shareholders, management proxy circulars, material change disclosures of a financial nature and similar disclosure documents;

(e)

review with management of Cresco and with the external auditors of Cresco significant accounting principles and disclosure requirements and alternative treatments under International Financial Reporting Standards (“IFRS”) all with a view to gaining reasonable assurance that financial statements are accurate, complete and present fairly Cresco’s financial position and the results of its operations in accordance with IFRS;

(f)	annually review Cresco’s Corporate Disclosure Policy and recommend any proposed changes to the Board for consideration; and

(g)	review the minutes from each meeting of the disclosure committee of Cresco established pursuant to Cresco’s Corporate Disclosure Policy, since the last meeting of the Committee.

4.2	Internal Controls and Audit

(a)

review and assess the adequacy and effectiveness of Cresco’s system of internal control and management information systems through discussions with management and the external auditor of Cresco to ensure that Cresco maintains: (i) the necessary books, records and accounts in sufficient detail to accurately and fairly reflect Cresco’s transactions; (ii) effective internal control systems; and (iii) adequate processes for assessing the risk of material misstatement of the financial statements of Cresco and for detecting significant deficiencies or material weaknesses in controls or fraud. From time to time the Committee will assess whether a formal internal audit department is necessary or desirable having regard to the size and stage of development of Cresco at any particular time;

(b)	satisfy itself that management has established adequate procedures for the review of Cresco’s disclosure of financial information extracted or derived directly from Cresco’s financial statements;

(c)	review and assess the adequacy of Cresco’s systems and procedures to ensure compliance with regulatory requirements and recommendations and the security of Cresco’s data and information systems;

(d)	review and assess the major financial risk exposures of Cresco and the steps taken to monitor and control such exposures, including the use of any financial derivatives and hedging activities; and

(e)

review and assess, and in the Committee’s discretion make recommendations to the Board regarding, the adequacy of Cresco’s risk management policies and procedures with regard to identification of Cresco’s principal risks and implementation of appropriate systems to manage such risks including an assessment of the adequacy of insurance coverage maintained by Cresco.

4.3	External Audit

(a)	recommend to the Board a firm of external auditors to be engaged by Cresco;

(b)	ensure the external auditors report directly to the Committee on a regular basis;

(c)	review the independence of the external auditors, including a written report from the external auditors respecting their independence and consideration of applicable auditor independence standards;

(d)	review and approve the compensation of the external auditors, and the scope and timing of the audit and other related services rendered by the external auditors;

(e)	review the audit plan of the external auditors prior to the commencement of the audit;

(f)	establish and maintain a direct line of communication with Cresco’s external and, if applicable, internal auditors;

(g)	review the performance of the external auditors who are accountable to the Committee and the Board as representatives of the shareholders, including the lead partner of the independent auditors team;

(h)

oversee the work of the external auditors appointed by the shareholders of Cresco with respect to preparing and issuing an audit report or performing other audit, review or attest services for Cresco, including the resolution of issues between management of Cresco and the external auditors regarding financial disclosure;

(i)

review the results of the external audit and the report thereon including, without limitation, a discussion with the external auditors as to the quality of accounting principles used and any alternative treatments of financial information that have been discussed with management of Cresco and the ramifications of their use, as well as any other material changes. Review a report describing all material written communication between management and the auditors such as management letters and schedule of unadjusted differences;

(j)

discuss with the external auditors their perception of Cresco’s financial and accounting personnel, records and systems, the cooperation which the external auditors received during their course of their review and availability of records, data and other requested information and any recommendations with respect thereto;

(k)

review the reasons for any proposed change in the external auditors which is not initiated by the Committee or Board and any other significant issues related to the change, including the response of the incumbent auditors, and enquire as to the qualifications of the proposed auditors before making its recommendations to the Board; and

(l)

review annually a report from the external auditors in respect of their internal quality-control procedures, any material issues raised by the most recent internal quality-control review, or peer review of the external auditors, or by any inquiry or investigation by governmental or professional authorities respecting one or more independent audits carried out by the external auditors, and any steps taken to deal with any such issues.

4.4	Associated Responsibilities

(a)	monitor and periodically review Cresco’s Whistleblower Policy and associated procedures for:

(i)	the receipt, retention and treatment of complaints received by Cresco regarding accounting, internal accounting controls or auditing matters;

(ii)	the confidential, anonymous submission by directors, officers and employees of Cresco of concerns regarding questionable accounting or auditing matters; and

(iii)	any violations of any Applicable Laws that relate to corporate reporting and disclosure, or violations of Cresco’s Code of Conduct and Ethics;

(b)	review and approve the hiring policies of Cresco regarding employees and partners, and former employees and partners, of the present and former external auditors of Cresco; and

(c)	provide oversight of related party transactions entered into or proposed to be entered into by Cresco.

4.5	Non-Audit Services

Pre-approve all non-audit services to be provided to Cresco or any subsidiary entities by its external auditors or by the external auditors of such subsidiary entities. The Committee may delegate to one or more of its members the authority to pre-approve non-audit services but pre- approval by such Member or Members so delegated shall be presented to the Committee at its first scheduled meeting following such pre-approval.

4.6	Oversight Function

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to determine that Cresco’s financial statements are complete and accurate or are in accordance with IFRS and applicable rules and regulations. These are the responsibilities of the management of Cresco. The external auditors are responsible for planning and carrying out an audit of the annual consolidated financial statements in accordance with generally accepted auditing standards to provide reasonable assurance that such financial statements are in accordance with generally accepted accounting standards. The Committee, the Chair and any Members identified as having accounting or related financial expertise are directors of Cresco, appointed to the Committee to provide broad oversight of the financial, risk and control related activities of Cresco, and are specifically not accountable or responsible for the day to day operation or performance of such activities. Although the designation of a Member as having accounting or related financial expertise for disclosure purposes is based on that individual’s education and experience, which that individual will bring to bear in carrying out his or her duties on the Committee, such designation does not impose on such person any duties, obligations or liability that are greater than the duties, obligations and liability imposed on such person as a member of the Committee and Board in the absence of such designation. Rather, the role of a Member who is identified as having accounting or related financial expertise, like the role of all Members, is to oversee the process, not to certify or guarantee the internal or external audit of Cresco’s financial information or public disclosure.

5.0	REPORTING

The Committee shall provide the Board with a summary of all actions taken at each Committee meeting or by written resolution. The Committee will annually review and approve the Committee’s report for inclusion in the management proxy circular. The Secretary will circulate the minutes of each meeting of the Committee and each written resolution passed by the Committee to the Board. The Committee shall produce and provide the Board with all reports or other information required to be prepared under Applicable Laws.

6.0	ACCESS TO INFORMATION AND AUTHORITY

The Committee will be granted unrestricted access to all information regarding Cresco and all directors, officers and employees will be directed to cooperate as requested by Members. The Committee has the authority to retain, at Cresco’s expense, outside legal, financial and other advisors, consultants and experts, to assist the Committee in fulfilling its duties and responsibilities. The Committee also has the authority to communicate directly with external and, if applicable, internal auditors of Cresco.

7.0	REVIEW OF CHARTER

The Committee will annually review and assess the adequacy of this Charter and recommend any proposed changes to the Board for consideration.

8.0	CHAIR

The Chair of the Committee shall:

(a)	provide leadership to the Committee with respect to its functions as described in this mandate and as otherwise may be appropriate, including overseeing the operation of the Committee;

(b)

chair meetings of the Committee, unless not present, including in camera sessions, and report to the Board following each meeting of the Committee on the activities and any recommendations of the Committee;

(c)	ensure that the Committee meets at least once per quarter and otherwise as considered appropriate;

(d)	in consultation with the Chair of the Board and the Committee members, establish dates for holding meetings of the Committee;

(e)	set the agenda for each meeting of the Committee, with input from other Committee members, the Chair of the Board, and any other appropriate persons;

(f)	ensure that Committee materials are available to any director upon request as the Chair or the Committee consider appropriate;

(g)

act as liaison and maintain communication with the Chair of the Board and the Board to optimize and co-ordinate input from directors, and to optimize the effectiveness of the Committee. This includes reporting to the Board on all decisions of the Committee at the first meeting of the Board after each Committee meeting and at such other times and in such manner as the Committee considers advisable; and

(h)	report annually to the Board on the role of the Committee and the effectiveness of the Committee in contributing to the effectiveness of the Board.

Approved by the Audit Committee – June 2020

SCHEDULE “B”

PART 28 OF THE AMENDED ARTICLES

28.	SUPER VOTING SHARES

28.1	Special Rights and Restrictions

An unlimited number of Super Voting Shares, without nominal or par value, having attached thereto the special rights and restrictions as set forth below:

(1)

Voting Rights. Holders of Super Voting Shares shall be entitled to notice of and to attend at any meeting of the shareholders of the Company, except a meeting of which only holders of another particular class or series of shares of the Company shall have the right to vote. At each such meeting holders of Super Voting Shares shall be entitled to 2,000 votes in respect of each Super Voting Share held provided that if at any time the aggregate number of issued and outstanding (i) non-voting common shares (the “Cresco Corp. Redeemable Shares”) in the capital of Cresco U.S. Corp. (“Cresco Corp.”) and (ii) Common Units (the “Cresco Redeemable Units”) in the capital of Cresco Labs, LLC (“Cresco”) (or such securities of any successor to Cresco Corp. or Cresco as may exist from time to time) beneficially owned, directly or indirectly by a holder of the Super Voting Shares (the “Holder”) and the Holder’s predecessor or transferor, permitted transferees and permitted successors (in accordance with the Investment Agreement (as defined in 28.1(9)), and any prior tranferor’s transferor and any prior permitted transferee’s permitted transferee (the “Holder’s Group”), divided by the aggregate number of (i) Cresco Corp. Redeemable Shares and (ii) Cresco Redeemable Units beneficially owned, directly or indirectly by the Holders and the Holder’s Group as at the date of completion of the business combination transaction involving, among others, the Company, Cresco Corp. and Cresco (or, if such Holder is not a Founder and no Triggering Event had occurred with respect to such Holder’s transferor on or prior to the date such Holder first became a beneficial owner of Super Voting Shares (the “First Ownership Date”), as at the First Ownership Date) be less than 50% (the “Triggering Event”), the Holder shall from that time forward be entitled to 50 votes in respect of each Super Voting Share held. The holders of Super Voting Shares shall, from time to time upon the request of the Company, provide to the Company evidence as to such holders’ direct and indirect beneficial ownership (and that of its permitted transferees and permitted successors) of Cresco Corp. Redeemable Shares and Cresco Redeemable Units to enable the Company to determine the voting entitlement of the Super Voting Shares. For the purposes of these calculations, a Holder shall be deemed to beneficially own Cresco Corp. Redeemable Shares held by an intermediate company or fund in proportion to their equity ownership of such company or fund.

(2)

Alteration to Rights of Super Voting Shares. As long as any Super Voting Shares remain outstanding, the Company will not, without the consent of the holders of the Super Voting Shares by separate special resolution, prejudice or interfere with any right or special right attached to the Super Voting Shares. Consent of the holders of a majority of the outstanding Super Voting Shares shall be required for any action that authorizes or creates shares of any class having preferences superior to or on a parity with the Super Voting Shares. In connection with the exercise of the voting rights contained in this paragraph (b) each holder of Super Voting Shares will have one vote in respect of each Super Voting Share held.

(3)	Dividends. The holder of Super Voting Shares shall not be entitled to receive dividends.

(4)

Liquidation, Dissolution or Winding-Up. In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, the Company will distribute its assets firstly and in priority to the rights of holders of any other class of shares of the Company (including the holders of Subordinate Voting Shares, Special Subordinate Voting Shares and the Proportionate Voting Shares) to return the issue price of the Super Voting Shares to the holders thereof and if there are insufficient assets to fully return the issue price to the holders of the Super Voting Shares such holders will receive an amount equal to their pro rata share in proportion to the issue price of their Super Voting Shares along with all other holders of Super Voting Shares. The holders of Super Voting Shares shall not be entitled to receive directly or indirectly as holders of Super Voting Shares any other assets or property of the Company and their sole rights will be to the return of the issue price of such Super Voting Shares in accordance with this Article 28.1(4).

(5)

Rights to Subscribe; Pre-Emptive Rights. The holders of Super Voting Shares are not entitled to a right of first refusal to subscribe for, purchase or receive any part of any issue of Subordinate Voting Shares, or bonds, debentures or other securities of the Company not convertible into Super Voting Shares, now or in the future.

(6)

Subdivision or Consolidation. No subdivision or consolidation of the Super Voting Shares shall occur unless, simultaneously, the Super Voting Shares, Proportionate Voting Shares, the Special Subordinate Voting Shares and the Subordinate Voting Shares are subdivided or consolidated in the same manner, so as to maintain and preserve the relative rights of the holders of the shares of each of the said classes.

(7)

Redemption Rights. Upon the occurrence of a Triggering Event, the Company has the right to redeem all or some of the Super Voting Shares from the Holder and Holder’s Group who caused the Triggering Event to occur, by providing two days prior written notice to the Holder and Holder’s Group of such Super Voting Shares, for an amount equal to the issue price for each Super Voting Share, payable in cash to the holders of the Super Voting Shares so redeemed. The Company need not redeem Super Voting Shares on a pro-rata basis among the Holders or Holder’s Group. Holders of Super Voting Shares to be redeemed by the Company shall surrender the certificate or certificates representing such Super Voting Shares to the Company at its records office duly assigned or endorsed for transfer to the Company (or accompanied by duly executed share transfers relating thereto). Each surrendered certificate shall be cancelled, and the Company shall thereafter make payment of the applicable redemption amount by certified cheque, bank draft or wire transfer to the registered holder of such certificate; provided that, if less than all the Super Voting Shares represented by a surrendered certificate are redeemed then a new share certificate representing the unredeemed balance of Super Voting Shares represented by such certificate shall be issued in the name of the applicable registered holder of the cancelled share certificate. If on the applicable redemption date the redemption price is paid (or tendered for payment) for any of the Super Voting Shares to be redeemed then on such date all rights of the holder in the Super Voting Shares so redeemed and paid or tendered shall cease and such redeemed Super Voting Shares shall no longer be deemed issued and outstanding, regardless of whether or not the holder of such Super Voting Shares has delivered the certificate(s) representing such securities to the Company, and from and after such date the certificate formerly representing the retracted Super Voting Shares shall evidence the only the right of the former holder of such Super Voting Shares to receive the redemption price to which such holder is entitled.

(8)

Transfer Restrictions. No Super Voting Share may be transferred by the holder thereof unless such transfer is to an Immediate Family Member or a transfer for purposes of estate or tax planning to a company or person that is wholly beneficially owned by such holder or Immediate Family Members of such holder or which such holder or Immediate Family Members of such holder are the sole beneficiaries thereof or such transfer is to a director of the Company (in each case, a “Permitted Transfer”). In order to be effective, any Permitted Transfer shall require the prior written consent of the Company.

For the purposes of this Article 28.1(8), “Immediate Family Member” means with respect to any individual, each parent (whether by birth or adoption), spouse (including if such person is legally married to such individual, lives in civil union with such individual or is a common law partner with such individual, as defined in the Income Tax Act (Canada), as amended), child or other descendants (whether by birth or adoption) of such individual, each spouse of any of the aforementioned persons, each trust created solely for the benefit of such individual and/or one or more of the aforementioned persons. For greater certainty, a person who was a spouse of an individual within the meaning of this paragraph shall continue to be considered a spouse of such individual after the death of such individual.

(9)

Investment Agreement. To supplement the rights, privileges, restrictions and conditions attached to the Super Voting Shares, the Company and Charlie Bachtell, Joe Caltabiano, Robert M. Sampson, Brian McCormack and Dominic Sergi being the initial holders of Super Voting Shares (the “Founders”), entered into an investment agreement, dated November 30, 2018 (the “Investment Agreement”) which, among other things, ~~provides that (i) each Super Voting Share will be transferable only to the holder’s immediate family members or an affiliated entity or a transfer to the other Founder or an entity affiliated with the other Founder, and (ii) upon any sale~~imposes certain restrictions on the transfer of Super Voting Shares ~~to a third party purchaser not listed in clause (i), such Super Voting Shares will immediately be redeemed by the Company for their issue price~~.